September 26, 2011

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Horizon Bancorp
Registration Statement on Form S-3 Filed Pursuant to General Instruction I.B.1
Filed September 26, 2011
File No. 333-177007

Ladies and Gentlemen:

Horizon Bancorp (“Horizon”) has filed today the above-referenced registration statement on Form S-3 (the “Registration Statement”) to register 12,500 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series B, which were issued to the Secretary of the Treasury of the United States pursuant to the Small Business Lending Fund program. The Registration Statement is being filed pursuant to General Instruction I.B.1. of Form S-3. On dates within 60 days of the filing of this Registration Statement, the aggregate market value of Horizon’s common equity held by non-affiliates of Horizon was $75 million or more. For example, on September 21, 2011, the aggregate market value of Horizon’s common equity held by non-affiliates was $77,791,759. (The aggregate market value of Horizon’s common equity held by non-affiliates also exceeded $75 million on the last business day of Horizon’s most recently completed second fiscal quarter.)

Sincerely,

/s/ Mark E. Secor

Mark E. Secor
Chief Financial Officer